NovoCure Limited
Le Masurier House
La Rue Le Masurier
St. Helier, Jersey JE2 4YE

July 10, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549

Attention: Tayyaba Shafique
Terence O’Brien

Re: NovoCure Limited Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 22, 2024

File No. 001-37565

On behalf of NovoCure Limited (the “Company”), I am submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in a letter dated July 1, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed February 22, 2024 (the “2023 10-K”).

For your convenience, set forth below in italics is the comment in the Comment Letter, followed by the Company’s response to that comment. References in this letter to “we,” “our” or “us” mean the Company.

Form 10-K filed February 22, 2024
Note 13: Revenue Recognition
1.    We note your presentation of revenue disaggregated by geographic region as presented in Note 13. Please tell us what consideration you gave to presenting product revenue disclosures as required by ASC 280-10-50-40. Additionally, refer to the guidance and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to presenting disaggregated revenue, such as by type of customer or major product category.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers and follows ASC 280-10-50-40 when preparing its financial statements.

U.S. Securities and Exchange Commission
July 10, 2024

ASC 280-10-50-40 requires a public entity to “report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general purpose financial statements. If providing the information is impracticable, that fact shall be disclosed”. As stated in note 18 to the 2023 10-K (page 101), the Company operates as one reporting segment. The Company's revenues are primarily derived from patients using the Company's products and services in active markets. The Company's treatment includes both the right to use the device and the obligation to supply disposable arrays along with technical support for the duration of the treatment. The Company considers the products and services within its segment to be similar in certain key aspects, including the nature of the Company’s products and services and the type of customers.

Accordingly, the Company believes its disclosure satisfies the requirement of ASC 280-10-50-40.

The Company also considered pursuant to ASC 606-10-55-89, the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors.
Following the guidance in ASC 606-10-55-90, the Company considered: (a) disclosures presented outside of the financial statements such as earnings releases and annual and quarterly reports, (b) information regularly reviewed by our chief operating decision maker, and (c) other information that is used by the Company or users of its financial statements to evaluate the Company’s financial performance.

In determining the appropriate disaggregation, the Company also considered the categories and examples suggested in ASC 606-10-55-91, which may be appropriate for disaggregation purposes, including: (a) type of good or service (for example, major product lines), (b) geographical region (for example, country or region), (c) market or type of customer (for example, government and non-government customers), (d) type of contract (for example, fixed-price and time-and-materials contracts), (e) contract duration (for example, short-term and long-term contracts), (f) timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time), and (g) sales channels (for example, goods sold directly to consumers and goods sold through intermediaries). Accordingly, the following summarizes the Company’s analysis of the aforementioned examples:

(a)Type of good or service. The vast majority of the Company’s revenues are generated from the sale to patients of a monthly treatment, see note 2m(2) to the 2023 10-K (page 79).

(b)Geographical region. The Company also considered the geographical region of the revenues generated in accordance with ASC 280-10-50-41 and directs the Staff’s attention to the disclosure of revenue generated in the United States and in other material countries in note 13 to the 2023 10-K (page 94).

(c)Market or type of customer. The Company’s customers are the patients in the Company’s active markets, see note 2m(1) to the 2023 10-K (page 79).

U.S. Securities and Exchange Commission
July 10, 2024

(d)Type of contract. The majority of the Company’s contracts have similar terms and conditions and reflect transaction price-based agreements following issuance of a prescription from a certified physician.

(e)Contract duration. The Company’s revenue contracts are typically short-term in nature.

(f)Timing of transfer of goods or services. As described in note 2m(5) to the 2023 10-K (page 79), the Company recognizes a vast majority of its revenue over time as the patient consumes the benefits of treatment.

(g)Sales channels. The Company’s products and services, the monthly treatments, are primarily sold to customers directly, following issuance of a prescription from a certified physician.

We have considered the guidance in ASC 606-10-55-89 through 55-91 and based on our evaluation, we believe the Company has met the disclosure objectives in ASC 606-10-50-5 as the categories by which the Company disaggregates revenues provides the most useful information for users of financial statements and is in line with how the Company manages its business.

As the Company’s business continues to evolve, it will evaluate the manner by which it disaggregates its revenues and will revise its future disclosures as necessary, in accordance with applicable accounting standards.

* * * * *

In closing, we acknowledge that that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding our responses, please contact Steven Robbins, Lead Corporate and Securities Counsel, at 610-318-5338 or srobbins@novocure.com.

Sincerely,

/s/ Ashley Cordova
Ashley Cordova
Chief Financial Officer